Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 28, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field
Staff Attorney
Office of Trade & Services

Re:	European Wax Center, Inc.
Registration Statement on Form S-1
Filed July 13, 2021
CIK No. 0001856236

Dear Mr. Field:

On behalf of European Wax Center, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). Amendment No. 1 reflects the Company’s responses to the comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission, dated July 21, 2021 (the “Comment Letter”), as well as the inclusion of certain additional changes.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto and have also provided copies of Amendment No. 1, marked to indicate changes from the Registration Statement submitted on July 13, 2021. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Recent Developments, page 10

1.            We note your statement in your proposed disclosure that your final results are subject to revisions and "[a]ny such change may potentially be material" and thus, different from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metrics. This analysis might include a discussion of the trends set forth in MD&A section impacting historical results and how they relate to the preliminary financial information and metrics.

In response to the comment, the Company has revised the disclosure on pages 10 to 11 of Amendment No. 1.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2021

The Reorganization Transactions, page 3

2.            We note your disclosure that "EWC Ventures will make a distribution to the EWC Ventures Pre-IPO Members for the purpose of funding their tax obligations for periods prior to the closing of this offering." To the extent material, please quantify such distribution. In this regard, we note that you are dependent upon distributions from EWC Ventures.

In response to the comment, the Company has revised the disclosure on pages 14 and 63 of Amendment No. 1.

*             *             *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Very truly yours,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Jennifer C. Vanderveldt Gavin M. O’Connor

European Wax Center, Inc.

John C. Kennedy David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe Ian D. Schuman Alison A. Haggerty

Latham & Watkins LLP